Exhibit 14.1

Deep Well Oil & Gas, Inc.

CODE of BUSINESS

CONDUCT and ETHICS

for Directors, Officers, Employees, Consultants and Contractors

Adopted: December 17, 2014

Acknowledgement of Company Code of Conduct

I have read and am familiar with the Deep Well Oil & Gas, Inc.’s (the “Company”) Code of Business Conduct & Ethics.

As a director, officer, employee, consultant or contractor (the “Code Supporters”) of the Company, I understand that I am expected to comply with and enforce this policy in its entirety. I understand that it is my responsibility to create an atmosphere free of misconduct.

I further understand that it is also my responsibility to promptly report any incident of misconduct or perceived misconduct that I may experience or witness. I also understand that I may make confidential and anonymous submissions of reports, of misconduct that I may experience or witness, to the CFO, Chairman of the Board or the Chairman of the Audit Committee.

Violations of this policy will result in disciplinary action, up to and including termination of employment.

By signing this acknowledgement I am indicating I have read, (initialed each page) and will abide by the Code of Business Conduct & Ethics for Deep well Oil and Gas, Inc.

Name (Print)

Position

Signature

Date

Adopted: December 17, 2014	DWOG Code of Conduct	Page: 2 of 10

CODE OF BUSINESS CONDUCT and ETHICS

for DIRECTORS, OFFICERS and EMPLOYEES

1.0	General Policy Statement

It is the policy of Deep Well Oil and Gas, Inc. (the “Company”) and its affiliated companies that the conduct of every director, officer (hereinafter the term “officer” includes the principal executive officer, principal financial officer and any contractor appointed as a principal executive officer or principal financial officer), employee, consultant and contractor (hereinafter defined together as a group and defined as “Code Supporters”) while acting on behalf of the Company be based upon the highest ethical standards and compliance with the law. This Code of Business Conduct and Ethics (the “Code”) affirms the policy of the Company and is a guideline to deter wrongdoing and to promote:

1.1	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

1.2	Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

1.3	Maintain a corporate culture in which the integrity and dignity of each individual is valued.

1.4	Compliance with applicable laws, rules and regulations that govern the Company's business activities;

1.5	The prompt internal reporting of violations of the Code to the CFO, or alternatively the Chairman of the Board, or the Chairman of the Audit Committee; and

1.6	Accountability for adherence to the Code.

1.7	Ensure the proper use of the Company’s assets.

This Code does not specifically address every potential form of unacceptable conduct, and it is expected that the Code Supporters will exercise good judgment in compliance with the principles set out in this Code. Each Code Supporter has a duty to avoid any circumstance that would violate the letter or spirit of this Code.

Adopted: December 17, 2014	DWOG Code of Conduct	Page: 3 of 10

2.0	Fair Dealing

Each Code Supporter should endeavor to deal honestly and ethically with the Company’s directors, officers, employees, consultants, contractors, auditors, advisors, customers, suppliers and competitors while engaged in business on behalf of the Company. Non-compliance with this Code or the law or other unethical or dishonest business practices while acting on behalf of the Company are forbidden and may result in disciplinary action, including termination of employment.

3.0	Appropriate Use of Corporate Assets

Company assets should be used only for the legitimate business purposes of the Company. All Code Supporters are prohibited from using Company assets, confidential or proprietary information or position for personal gain. Unauthorized use or distribution of this information would violate Company Policy.

4.0	Compliance with Laws, Rules and Regulations

Any transaction undertaken in the name of the Company that would violate the laws, rules or regulations of any country or its political subdivisions in which this Company conducts business is prohibited. In case of conflict between U.S. laws and foreign laws, the Chief Financial Officer (“CFO”), or his designee, must be consulted. Particular attention is directed to the laws, rules and regulations relating to discrimination, securities, anti-trust, civil rights, transactions with foreign officials, safety and the environment. If any uncertainty arises as to whether a course of action is within the letter and spirit of the law, advice should be obtained from the appropriate Company’s Counsel or his designee as coordinated by the Company’s CFO.

Observing the law is a minimum requirement. The Company’s Code envisions a level of ethical business conduct well above the minimum required by law.

4.1	Discrimination and Harassment

The Company is committed to providing a workplace free of discrimination and harassment based on race, color, religion, age, gender, national origin, disability, veteran status, or any other basis prohibited by applicable law. Similarly, offensive or hostile working conditions created by such harassment or discrimination will not be tolerated. Each Code Supporter has a duty while acting on behalf of the Company to refrain from engaging in conduct that constitutes discrimination or harassment. Code Supporters should promptly report any discrimination or harassment or any complaint of discrimination or harassment to the Company’s CFO or alternatively the Chairman of the Board.

Adopted: December 17, 2014	DWOG Code of Conduct	Page: 4 of 10

4.2	Insider Trading

Code Supporters in possession of material information about the Company must abstain from trading in its securities until such information is generally and publicly available by means of a press release or other public filing. Such material "inside information" might include earnings estimates, stock and dividend activity, changes of control or management, pending mergers, sales, acquisitions, reserves numbers or other significant business information or developments. Providing such inside information to others ("tipping") who then trade on that information is also strictly prohibited. Trading on inside information is also a violation of applicable securities law. This policy is more fully described in the Company’s Insider Trading Policy.

5.0	Political Contributions

Corporate funds, credit, property or services may not be used (directly or indirectly) to support any political party or candidate for public office, or to support or oppose any ballot measure, without the prior approval of the Company’s President or Chief Executive Officer (“CEO”). Although Code Supporters are encouraged to support political parties and candidates with their personal efforts and money, the Company will not reimburse or subsidize them in any way for such political participation.

6.0	Confidential Information

Our Code Supporters will often come into contact with, or have possession of, non-public confidential information about the Company or our operating or non-operating interest owners, suppliers, customers or affiliates, and they must take all appropriate steps to assure that the confidentiality of such information is maintained. Confidential information includes all material non-public information that might be of use to competitors or harmful to the Company if disclosed. It also includes material non-public information that our operating or non-operating interest owners, suppliers, customers or affiliates have entrusted to us in accordance with the confidentiality clauses in the Company’s joint operating agreements. It is the policy of the Company that all information related to the Company is confidential unless its Code Supporter is notified that certain information is not confidential.

Adopted: December 17, 2014	DWOG Code of Conduct	Page: 5 of 10

7.0	Conflicts of Interests and Unduly Influencing Relationships

7.1	General

Generally, a conflict exists when the personal interests or activities of a Code Supporter (or immediate family members) may influence the exercise of his or her independent judgment in the performance of one or more duties to the Company. Even the appearance of a conflict of interest may be as damaging as an actual conflict and should be avoided. Code Supporters should not enter into any transaction or engage in any practice (directly or indirectly) that would tend to influence him or her to act in any manner other than in the best interests of the Company. Code Supporters (or members of their immediate family) also should not exercise discretionary authority or make or influence any recommendation or decision on behalf of the Company that would result in an undisclosed financial benefit to such Code Supporter or to members of his or her immediate family.

A Code Supporter or members of their immediate family may obtain services from persons or entities who also provide services to the Company, including legal, accounting or brokerage services, loans from banks or insurance from insurance companies, at rates customary for similarly situated customers.

7.2	Gifts, Gratuities and Other Benefits

No Code Supporter shall (directly or indirectly) offer or give any gift, “kickback” or other improper payment or consideration to any customer, supplier, government official or employee, or any other person in consideration for assistance or influence concerning any transaction or potential transaction involving the Company. No Code Supporter, or member of his or her immediate family, shall (directly or indirectly) solicit, accept or retain any gift, entertainment, trip, discount, service, or other benefit from any organization or person doing business or competing with the Company, other than (i) gifts or entertainment with a value no greater than $250 as part of normal business courtesy and hospitality that would not influence, and would not reasonably appear to be capable of influencing, such Code Supporter to act in any manner not in the best interest of the Company or (ii) acceptance of a nominal benefit that has been disclosed to and approved by the Code Supporters superior. Please discuss with the CFO of the Company any entertainment or modest gift that you are not certain is appropriate.

Adopted: December 17, 2014	DWOG Code of Conduct	Page: 6 of 10

7.3	Business Dealings in Foreign Countries

Various laws prohibit the Company and those acting on its behalf, from bribing foreign officials to obtain or retain business. Foreign officials include officers and employees of a foreign government, department or agency. Indirect payments, including those to agents or third parties with the knowledge that at least a portion of the payment will be given to a foreign official for an illegal purpose, are prohibited. The Company will not tolerate any conduct that violates any such law or applicable regulation, US or foreign.

7.4	Related Party Transactions

Any related party transactions over $120,000 or such other amount as revised under Regulation S-K Item 404(a), are to be reviewed and approved by the Company’s independent audit committee and Board of Directors. All related party transactions under the above amount are reviewed and approved by the Code Supporter’s superior.

In each case the standard applied in approving the related party transaction will be in the best interests of the Company without regard to the interests of the related party involved in the transaction.

8.0	Corporate Opportunities

Code Supporters are prohibited from taking for themselves personally (or for members of their immediate family) any opportunity that may be of interest to the Company that is discovered through the use of corporate property, information or position unless such opportunity is first offered to the Company and the Company determines not to pursue the offer.

9.0	Other Organizations

Each officer and employee is expected to devote his or her full time and efforts during normal working hours to the service of the Company. No officer or employee shall engage in any business or secondary employment that interferes with his or her obligations and responsibilities to the Company.

Unless disclosed to and approved by the CEO, President or CFO of the Company, no officer or employee or any member of their immediate families may directly or indirectly have a financial interest (whether as an investor, lender, employee or other service provider) in any company that is selling supplies, furnishing services or otherwise doing business or competing with the Company. This provision does not apply to an officer or employee or members of their immediate family owning the securities of a publicly traded entity as long as such ownership represents less than five percent (5%) of the outstanding securities.

Adopted: December 17, 2014	DWOG Code of Conduct	Page: 7 of 10

10.0	Employment of Family Members and Employee Relationships

The Company does not prohibit spouses, parents, children, and other persons related by blood or marriage from working for the Company simultaneously, directly or indirectly. However, all such employees, officers, consultants or contractors must be hired by disinterested personnel strictly on the basis of merit and without regard to family relationships. Reporting relationships between family members are to be avoided to the maximum extent possible, to eliminate even the appearance of possible favoritism based on family ties. For these reasons, employees should disclose to the Company the names and current job titles of all family members who work directly or indirectly for the Company.

The Company continually strives to promote positive and productive working relationships between its employees and to fully comply with the letter and spirit of all laws prohibiting discrimination and sexual harassment. While the Company does not wish to unduly interfere with the private lives of its employees, some limitations on personal relationships in the workplace are necessary in order to prevent actual or perceived favoritism, problems with supervision, security and morale and possible claims of discrimination or harassment. For these reasons, an employee may not engage in romantic or sexual encounters or relationships with any other employee with whom he or she is in a supervisory or reporting relationship. This includes the immediate supervisor, any upper level supervisor (that is, anyone up the supervisory chain), any person to whom the employee directly or indirectly reports, anyone who evaluates the employee and any person whose input is regularly sought for the evaluation of an employee.

The Company recognizes the importance of developing close working relationships among employees and this policy is not intended to prohibit friendships that naturally develop in a work setting or social interaction among employees.

If two employees become subject to the restrictions of this policy after they are hired, one or both of the employees must seek a transfer or reassignment that eliminates the reporting or supervisory relationship. The decision as to which of the individuals will remain within the department and/or with the Company must be made by the two employees within three (3) months. If no decision has been made during this time, the Company may take whatever action it determines to be appropriate, including transfers, reassignments or termination of one or both of the employees.

Adopted: December 17, 2014	DWOG Code of Conduct	Page: 8 of 10

11.0	Accounting and Reporting

Every officer and employee is required to follow the Company’s Internal Control over Financial Reporting (“Accounting Policies”). All accounting records should accurately reflect and describe corporate transactions. The recording of such data must not be falsified or altered in any way to conceal or distort assets, liabilities, revenues, expenses or the nature of the activity. The Company’s Accounting Policies may be obtained from the Company’s CFO. All public disclosures made by the Company, including disclosures in reports and documents filed with or submitted to the U.S. Securities and Exchange Commission, shall be accurate and complete in all material respects. Each Code Supporter is expected to carefully consider all inquiries from the Company related to the Company’s public disclosure requirements and promptly supply complete and accurate responses.

If any Code Supporter has any questions or concerns about any of the Company’s public disclosures, he or she should immediately contact the CEO, President or CFO.

12.0	Compliance and Enforcement

Questions of interpretation or application of this Code with respect to a particular situation should be addressed to the CEO, or the President, or the CFO or their designee. Such requests may be made in writing or orally and will be handled discretely.

Compliance with this Code is a condition of employment for each officer and employee. Conduct contrary to this Code is outside of the scope of employment. Employees are encouraged to talk to supervisors, or an officer of the Company when in doubt about the best course of action in a particular situation.

Any suspected violation of applicable laws, rules or regulations or this Code, including any transaction or relationship that reasonably could be expected to give rise to a conflict of interest, should be reported promptly to the Company’s CFO, or his designee, without regard to the usual lines of reporting. Alternatively, any suspected violations of applicable laws, rules or regulations or this Code or unethical business practices may be reported anonymously and confidentially by written report in a sealed envelope marked “Private and Strictly Confidential – Attention: Chairman of the Audit Committee of Deep Well Oil & Gas, Inc.”.

No adverse action will be taken against any employee for making a complaint or disclosing information in good faith, and any officer or employee who retaliates in any way against an employee who in good faith reports any violation or suspected violation of the Code of Conduct will be subject to disciplinary action, including termination.

Any violation of this Code of Conduct will be grounds for immediate disciplinary action including, termination of employment.

Adopted: December 17, 2014	DWOG Code of Conduct	Page: 9 of 10

13.0	Amendment, Modification and Waiver

Any amendment or modification of this Code must be approved by the Company’s Board of Directors. Any waiver of this Code for non-executive officers or employees may be granted by the President or CEO. Any waiver of this Code for directors or principal executive officers may be granted only by the Board of Directors or a duly authorized board committee of the Company, subject to the disclosure and other provisions of the SEC and stock exchange rules.

Adopted: December 17, 2014	DWOG Code of Conduct	Page: 10 of 10